Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

June 10, 2011

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011
File No.: 001-33276

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”), on May 5, 2011 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1.
As it relates to the non-GAAP performance measures you present in your filing, you appear to be using the measures entitled “non-GAAP adjusted net earnings”, “non-GAAP net income”, and “non-GAAP adjusted net income attributable to controlling interest” interchangeably, while only using the term “non-GAAP adjusted net income attributable to controlling interest” in your reconciliation on page 26.  Please revise future filings to consistently refer to this performance measure by the same title.

Response to Comment 1:

The Company notes the Staff’s comment. In future filings, the Company will be consistent when referring to “non-GAAP” performance measures and use the title “non-GAAP adjusted net income attributable to controlling interest” consistently.

2.	Similarly, revise future filings to use a consistent title when discussing the non-GAAP measure “Adjusted diluted EPS attributable to controlling interest”.

Response to Comment 2:

The Company notes the Staff’s comment. In future filings, the Company will be consistent when referring to “non-GAAP” performance measures and will use the title “Adjusted diluted EPS attributable to controlling interest” consistently.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

3.
Please tell us where you define “non-GAAP adjusted net margin” and where you reconciled it to the most directly comparable financial measure calculated and presented in accordance with GAAP as required by Item 10(e)(1)(i)(B) of Regulation S-K, or provide us with the required disclosure.

Response to Comment 3:

The Company notes the Staff’s comment. In future filings, when we use non-GAAP performance measures, we will revise our disclosure to define “non-GAAP adjusted net margin” as “non-GAAP adjusted net income attributable to controlling interest as a percentage of total revenue” and reconcile it to net profit margin in the form of the following schedule.
	Year Ended December 31,
	2010	2009	2008
Revenue	$426,481,250	$223,234,394	$120,820,302
Net Income Attributable to Controlling Interest	$76,815,346	$19,646,781	$25,378,699
Net Profit Margin	18.0%	8.8%	21.0%

Add back (deduct):
Expenses related to Going Private Proposal	$1,403,113	$0	$0
Other Income - Government Grant	$(270,730)	$(1,172,560)	$0
Gain on debt repurchase	$0	$(4,155,000)	$0
Amortization associated with debt repurchase	$0	$7,279,487	$0
Loss on cross currency swap settlement	$0	$9,000,000	$0
Loss from disposal of subdivision	$623,158	$0	$0
Provision for bad debts	$7,178,055	$0	$0
Change in fair value of warrant	$(574,131)	$13,214,525	$0
Total amount added back (deducted)	$8,359,465	$24,166,452	$0
Percentage of Revenue	2.0%	10.8%	0%

Non-GAAP Adjusted Net Income Attributable to Controlling Interest	$85,174,811	$43,813,233	$25,378,699
Non-GAAP Adjusted Net Profit Margin	20.0%	19.6%	21.0%

4.
We note your disclosure that the non-GAAP performance measures exclude non-recurring items and special non-cash charges.  However, we see from your reconciliation on page 26 that you eliminate the provision for bad debts and the change in the fair value of the warrants, both of which appear to be recurring in nature.  In light of the guidance in Item 10(e)(1)(ii) of Regulation S-K, please discuss for us your reasons for excluding each of the reconciling items from the measures and explain your conclusion that each item was non-recurring in nature.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Response to Comment 4:

The Company’s management believes that the purpose of providing non-GAAP performance measures is to help investors understand the real business by excluding the noises that are irrelevant to the underlying operations. The factors that we highlighted are mainly factors that, in our believe, are non-recurring in nature such as government grant, special non-cash items such as changes in fair value of warrants, and factors out of the control of the management such as warrant valuation which is based on stock market movement without requiring cash-settlement. We reviewed the guidance in Item 10(e)(1)(ii) of Regulation S-K as pointed out by the Staff Comment and we realized that we perhaps had some different  interpretation/understanding of certain items. We have provided our thought process behind each item we highlighted as non-recurring or special non-cash charges below.

	Year Ended December 31,
	2010	2009	2008
Net Income Attributable to Controlling Interest	$76,815,346	$19,646,781	$25,378,699
Add back (deduct):
Expenses related to Going Private Proposal	$1,403,113	$0	$0
Other Income - Government Grant	$(270,730)	$(1,172,560)	$0
Gain on debt repurchase	$0	$(4,155,000)	$0
Amortization associated with debt repurchase	$0	$7,279,487	$0
Loss on cross currency swap settlement	$0	$9,000,000	$0
Loss from disposal of subdivision	$623,158	$0	$0
Provision for bad debts	$7,178,055	$0	$0
Change in fair value of warrant	$(574,131)	$13,214,525	$0
Non-GAAP Adjusted Net Income Attributable to Controlling Interest	$85,174,811	$43,813,233	$25,378,699

Other income - government grant

During the fourth quarter of 2010, we received $270,730 (RMB 1.8 million) government grant, which was awarded to the Company by Xi’an municipal government to support the Company’s engagement in China’s advanced industrialization.

During the second quarter of 2009, we received $1,172,560 (RMB 8 million) government grant, which was awarded to the Company by the Harbin municipal government to support the Company’s subway train project that qualifies as engaging in China’s advanced industrialization.

We highlighted these government grants as non-recurring items because we had not previously received any government grant from the same municipal government for a similar project, nor did we reasonably believe that we could  receive these types of government grants in the future. As a result, the Company concluded that each of these government grants was non-recurring.

 Gain on debt repurchase and amortization associated with debt repurchase

During the third quarter of 2009, the Company repurchased $26.5 million of its outstanding 2012 Notes at a discount of 15% and all of its outstanding $6 million 2010 Notes at a discount of 3%, which resulted in a total gain of $4,155,000. As a result of the debt repurchase, the Company recorded a $7,279,487 additional amortization of debt discount and debt issuance costs associated with the repurchased portion of the debt.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

We highlighted these two items as non-recurring items as the Company had not previously recorded either of these two items, and the Company did not have any other debts that would cause such items to occur in the future. As a result, the Company concluded that the gain on debt repurchase and the amortization associated with debt repurchase were non-recurring.

Loss on cross currency swap settlement

During the third quarter of 2009, the Company paid $9.0 million in cash to terminate the cross currency interest rate swap agreement that was intended as a cash flow hedge on the scheduled payments of its $38 million 2012 Notes. As a result, $9.0 million was transferred from the accumulated other comprehensive loss into earnings as a loss from termination of the swap.

We highlighted this item as non-recurring as we had not previously settled or recorded a loss on any cross currency swap contract, nor did we expect to enter into another cross currency swap contract in the foreseeable future. As a result, the Company concluded that the loss on cross currency swap settlement was non-recurring.

Loss from disposal of subdivision

During the second quarter of 2010, Xi’an Tech Full Simo Motor Co., Ltd. a PRC subsidiary of the Company (“Xi’an Tech Full Simo”) sold its equity interests in three of its non-wholly-owned subsidiaries. As a result of the dispositions, a net loss of $0.6 million was recorded in loss from disposal of subdivisions, net of income taxes, in the Company’s Consolidated Statements of Operations.

We highlighted this item as non-recurring as we had not previously recorded a loss from disposal of subdivisions, nor did we expect to dispose of any subdivisions of the Company or of a subsidiary of the Company in the foreseeable future. As a result, the Company concluded that the loss from disposal of subdivisions was non-recurring.

Change in fair value of warrants

Change in fair value of warrants is a non-cash item, not relevant to the Company’s on-going operations, and is purely driven by stock market movement which is out of the Company’s control and is not requiring any cash-settlement. As a result, the Company considered that it was a special non-cash charge item and believes that it is important to highlight this item for investors to better understand the Company’s business.

Provision for bad debt

The Company has accounting policy in place to make regular provisions for bad debt on quarterly basis. However, management also evaluates accounts receivables under special situation and determines whether any additional provisions need to be made. The provision item for bad debt highlighted as non-recurring was purely associated with Simo Motor that the Company acquired in October 2009. After a year of experience in managing the acquired company with more knowledge about the customers and their payment pattern, management re-assessed the accounts receivables and the collectability of Simo Motor and determined to make additional provisions for bad debt. As a result, the Company considered that the additional provision was unusual and non-recurring in nature, different from our regular provision and at the time of filing, we did not have any similar provision in the past and do not expect to have similar provision in the foreseeable future.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Expenses related to “Going-private”

On October 10, 2010, the Company’s Board of Directors (the “Board”) received a proposal (the “Proposal”) from its Chairman and Chief Executive Officer, Mr. Tianfu Yang (“Mr. Yang”) and Baring Private Equity Asia Group Limited (“Baring”) for Mr. Yang and an investment fund advised by Baring (the "Baring Fund") to acquire all of the outstanding shares of Common Stock of Harbin not currently owned by Mr. Yang and his affiliates in a going private transaction for $24.00 per share in cash, subject to certain conditions. The Board immediately formed a special committee of independent directors (the “Special Committee”) to evaluate and consider this proposal and any other alternative proposals or other strategic alternatives that may be available to the Company. Since being formed, the Special Committee has engaged legal and financial advisors. As a result, beginning in the fourth quarter of 2010, the Company has incurred expenses related to the Proposal, including legal fees, fees associated with financial advisor for the Special Committee, and other related expenses. These expenses were not relevant to the Company’s on-going operations and the Company was not expecting the process to be long. As a result, the Company considered the item was unusual and non-recurring and believed that it was important to highlight this item for investors to better understand the Company’s business.

Liquidity and Capital Resources, page 28

5.
We see that your revenues increased by approximately 91% for fiscal year ended December 31, 2010 as compared to fiscal year ended December 31, 2009, while we note that your accounts receivable decreased by approximately 8% at December 31, 2010 as compared to the 2009 year-end.  Discuss for us your ability to collect timely on sales made during the period and whether this represented a change in collection made during the period and whether this represented a change in collection patterns/payment rates of your receivables – i.e., did you experience faster payment rates on your account receivables in period.  Discuss the reasons for any change in collection patterns/payment rates of your accounts receivables.

Response to Comment 5:

As we discussed in the MD&A section, the Company acquired Xi’an Tech Full Simo Motor Co., Ltd. (“Xi’an Tech Full Simo”) in October 2009. As a result, at the December 31, 2009, the total revenues of the Company only included one quarter of operation from Xi’an Tech Full Simo ($44.1 million to the Company’s total revenue of $223.2 million), whereas at the end of 2010, the total revenues of the Company included the entire year contribution from Xi’an Tech Full Simo ($188.5 million to the Company’s total revenue of $426.5 million). The year over year revenue growth was mainly due to the acquisition of Xi’an Tech Full Simo.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

However, regarding the accounts receivables, a balance sheet item, the total accounts receivables of the Company included the entire accounts receivables from Xi’an Tech Full Simo both as of December 31, 2009 and December 31, 2010. Under normal operations, we should not expect the collection patterns / payment rates of our accounts receivables to change significantly year over year as the accounts receivables are similar at December 31, 2009 as compared to December 31, 2010 for the acquired company. Therefore, due to the acquisition, it is reasonable that the revenues should grow significantly while the accounts receivables remain relatively stable.

As reported, the Company’s accounts receivable, net of allowance for bad debts, changed from $93.3 million as of December 31, 2009 to $85.9 million as of December 31, 2010. The $7.4 million year-over-year decline in accounts receivable, net of allowance for bad debts, was primarily due to a $7.4 million increase in provision for bad debts in 2010. There were no significant changes in collection/payment pattern, which is the reason that the accounts receivables remained relatively stable.

6.
We see that your capital spending, which reflects your investments in construction and upgrade of your facilities and purchases of new production and testing equipment, increased significantly in 2010 as compared to prior years.  Given the significance of your projects and construction and the amounts of capital spending, please revise your disclosure in future filings to further discuss when you plan to complete these projects, your estimates of total expenditures to complete each project, and the expected impact to your financial statements.  For example, discuss the related increase in depreciation expense expected in future years and your plan to fund this future capital spending.  Please provide us with your proposed disclosure.

Response to Comment 6:

The Company proposes the following disclosure in future filings to address the Staff’s comment.

As of December 31, 2010, the Company has the following major capital projects in progress listed in the table below:
No.	Project Description	December 31, 2010	Commencement Date	Expected completion date

1	Building construction for STFE facility	$6,492,317	5/13/2009	5/30/2011
2	Manufacturing machinery and equipment for STFE	34,853,892	12/12/2008	7/31/2011
3	Building construction for Weihai facility	1,015,939	8/20/2010	12/31/2011
4	Building construction for Simo facility	809,901	11/30/2010 & 12/29/2010	12/31/2011
	Total	$43,172,049

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

These projects are part of the Company’s overall capacity expansion plan at each of our subsidiaries located in Shanghai, Weihai, and Xi’an. Our Shanghai facility is newly constructed and is designed to have an annual production capacity of 10 million units of micro-motors with 9-10 production lines. Most of machineries and production equipment have been ordered but have not yet arrived at the facility. Our Weihai and Xi’an facility are currently operating at nearly full-capacity. The capacity constraints at these two facilities restricted the top-line growth of our industrial rotary motor business. The Company plans to make the capital investment to double the capacity at Weihai and Xi’an facilities from when we acquired these two businesses over two to three years and we initiated the capacity expansion plan in 2010.

The Company depreciates buildings and productions equipment using the straight-line method with estimated lives as follows:

Estimated Useful Life
Buildings	20-40 years
Production equipment	10-12 years

Once these capital projects are completed, the Company will begin depreciation, which is expected to affect the cost of goods sold. Project 1, 3, and 4 at a total of approximately $8.3 million are expected to depreciate over 40 years. As a result, average annual depreciation expense of these projects is $0.2 million for the next 40 years after the buildings are placed in service. Project 2 at a total of approximately $34.9 million is expected to depreciate over 12 years. As a result, average annual depreciation expense of this project is $2.9 million for the next 12 years after the production equipment is placed in service.

With regards to our plan to fund future capital projects, management does not rely on any particular means of funding, but work flexibly with whatever best available in the market. Overall, the Company expects to rely on operating cash flow, with help from debt and equity market, or bank loans, to fund future capital projects.

Item 9A. Controls and Procedures, page 36

7.
We see from your response that you have retained Ernst & Young Advisory Limited to assist you in your evaluation of internal controls since 2007.  Similar to the information you provided about the work and breakdown of hours performed by E&Y in 2010, please provide us the information for 2009.

Response to Comment 7:

In 2009, Ernst & Young team performed the following work for the Company focusing on Weihai Tech Full Simo Motor Co., Ltd. (“Weihai Tech Full Simo”), a PRC subsidiary of the Company:

Phase I: February 18 - March 20, 2009. The team spent approximately 800 man hours assisting the Company’s internal audit team in the following tasks:

·	Identified and documented controls in Entity Level, Process Level and IT Level;

·          Performed walk-through testing and documented testing results;

·          Documented issues, recommendations and management remediation plan.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

 Phase II: June 3 - 26, 2009. The team spent about 620 man hours assisting the Company’s internal audit team in performing the following tasks:

· Performed first round detailed testing on Entity Level and Process Level, documented testing results;

·          Summarized testing issues;

·          Discussed issues with management and documented remediation plan.

 Phase III: September 14 - 25, 2009. The team spent approximately 450 man hours assisting the Company's internal audit team in performing the following tasks:

· Performed remediation testing (focusing on controls which were failed or no sufficient sample available in the last round testing) and documented testing results;

·          Updated issue summary and documented follow-up plan.

 Phase IV: December 21, 2009 - January 14, 2010. The team spent approximately 680 man hours assisting the Company's internal audit team in performing the following tasks:

·    Performed year-end testing and finalized summary.

For the fiscal year ended December 31, 2009, the Company paid a total of RMB 1,800,000 to Ernst & Young for its service to assist the Company (excluding the consulting service on China Business Tax and the Out-of-Pocket Expenses).

8.	Please respond to the following with regards to your SEC Reporting Manager:
•	Tell us how many hours she spent preparing and reviewing the company’s consolidated financial statements in each 2009 and 2010.
•
Provide us with further details regarding how often she was involved in resolving complex accounting issues in 2009 and 2010.  We note your discussion on page 11 of your response letter where you say she interacts directly with accountants at each of your subsidiaries located in China and she sometimes conducts U.S. GAAP research and helps explain complex accounting issues to your local accountants in China.  Tell us what percentage of the complex accounting issues she was involved with resolving.

•	For those times when she was not involved in resolving complex accounting issues, please tell us what other procedures you have in place to ensure compliance with U.S. GAAP.
•
Tell us how often she is involved in day to day operations and management of the company’s accounting function and financial reporting.  As part of your response, please tell us how often she travels to China, and how often she interacts with the accountants at each of your subsidiaries.

•	Describe fully her involvement in the accounting for your Simo Motors acquisition.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Response to Comment 8:

•           Our SEC Reporting Manager is expected to complete the assigned responsibilities regardless how many hours of work needed. In general, she works closely with our accounting department in China and also with our auditors beginning the period end closing until SEC filing is completed.   For the financial reporting covering the fiscal year ended December 31, 2010, this individual worked for the Company exclusively. She spent a total of about 865 hours in 2009 and 740 hours in 2010 performing consolidation of all subsidiaries’ financial statements and preparation of consolidated financial statements in accordance with U.S. GAAP.

•           She helps conduct research on complex accounting issues whenever the Company’s Chief Financial Officer or Executive Vice President of Finance or other accountants of China subsidiaries ask a question related to U.S. GAAP, and she would then explain to them her U.S. GAAP findings.  Based on her recollection, the complex accounting issues she has helped included accounting for stock options and warrants, accounting for acquisition and selling some of the Company’s PRC subsidiaries, accounting on evaluation of asset impairment, accounting on evaluation of intangible assets, accounting for business combination, and accounting for asset depreciation. She also helps the Company to gather information in responding to SEC comments.

•           If the Company encounters complex U.S. GAAP accounting issues that our SEC Reporting Manager is unable to resolve, we would consult with a third party accounting consultant. In the past, the Company has consulted  with a third party accounting consultant regarding certain U.S. GAAP accounting issues. In additiona, the Company’s Executive Vice President of Finance has some knowledge on U.S. GAAP (although she is not a Certified Public Accountant) and helps the Company to ensure compliance with the U.S. GAAP. Furthermore, as we previously responded, the Company engaged Ernst & Young to assist its processes and procedures in internal control over financial reporting in accordance with U.S. GAAP requirements.

•           The SEC Reporting Manager is not involved in day to day operations and management of the Company’s accounting function.  Her involvement mainly focuses on performing consolidation, preparation of consolidated financial statements, and footnotes.  She traveled to the Company’s subsidiaries in China once to help with the Company’s annual audit in January and February 2010.  Every quarter end, accountants at each subsidiary would email her the trial balance and PBC schedule needed for consolidation process.  After she entered accounting information into her accounting software, she would then have accountant of each subsidiary to review the trial balances before she actually starts the consolidation process.  She would also request the Company’s PRC subsidiaries to perform cash flow analysis.  During the consolidation process, she would contact accountants of each subsidiary directly if she had any questions regarding the trial balances, or any other changes such as changes in registered capital or other equity accounts, or any questionable items on cash flow analysis.

•           She was not involved in the accounting for Simo Motor acquisition as the Company hired an independent accountant to perform the audit of Simo Motor. She worked on consolidation of Simo Motor at the December 31, 2009, which was the first quarter that the Company included Simo Motor in its financial reporting.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

9.	In future filings provide a risk factor that clearly discloses your reliance on your SEC Reporting Manager to ensure your compliance with U.S. GAAP.

Response to Comment 9:

The Company proposes the following disclosure in future filings regarding this risk factor.

We Rely on the Services of Our SEC Reporting Manager to Assist Us in Researching and Resolving Certain US GAAP Accounting Issues and Preparing Our Consolidated Financial Statements.

We employ an SEC Reporting Manager who is a Certified Public Accountant in the United States to assist our internal accounting and finance personnel in resolving complex US GAAP accounting issues.  From time to time we rely on her to conduct research on complex accounting issues relating to US GAAP and to provide advice to the Company as to how to comply with US GAAP. Although our SEC Reporting Manager is not involved in our day to day operations or the management of our accounting functions, she also assists us in our consolidation process and in preparing our consolidated financial statements and footnotes.  If we were to lose the services of our SEC Reporting Manager, we would attempt to hire another similarly qualified person to replace her.  The loss of the services of our SEC Reporting Manager, in the absence of a qualified replacement, could adversely impact our ability to accurately prepare our consolidated financial statements on a timely basis.

(a) evaluation of Controls and Procedures, page 36

10.
We note that many of the material weaknesses identified as part of your assessment of your internal control over financial reporting at December 31, 2010 also appear to impact your disclosure controls and procedures.  Given that fact, please explain in reasonable detail the basis for your officers’ conclusions that your disclosure controls and procedures were nonetheless effective [as of] December 31, 2010.

Response to Comment 10:

Despite the existence of the material weaknesses in our internal controls identified in our Annual Report on Form 10-K for the year ended December 31, 2010, our officers concluded that our disclosure controls and procedures were effective as of December 31, 2010 because none of these weaknesses either (i) prevented us from accumulating and communicating to our management, including our principal executive officer and our principal financial officer the information that we were required to disclose in our Exchange Act reports in a timely and appropriate manner such that our management was able to make timely and appropriate decisions regarding the disclosure to be included in our Exchange Act reports , (ii) prevented us from accumulating and communicating in a timely and appropriate manner to our outside auditors and legal counsel for their review and comment, the information that we were required to disclose in our Exchange Act reports or (iii) prevented us from recording, processing, summarizing and reporting the information that we were required to disclose in our Exchange Act reports within the time periods specified in the SEC’s rules and forms.  In fact, as previously disclosed in our Form 10-K, although these material weaknesses resulted in several material adjustments to our financial statements for the year ended December 31, 2010, management was able to evaluate, record and reflect these adjustments in our financial statements for the year ended December 31, 2010 in a timely manner.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

11.
Further, we see that you conducted an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2010 but that based on that evaluation, your principal executive officer and principal financial officer have concluded that during the period covered by this report, your disclosure controls and procedures were effective.  In future filings, including any amendments, please clearly provide a conclusion as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

Response to Comment 11:

We note the Staff’s comments. In future filings, including any amendments, we will change the wording to as of the end of the period covered by the report when we provide a conclusion of the evaluation of our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 37

12.
We see your disclosure that the material weaknesses noted resulted in several material adjustments to your financial statements for the year ended December 31, 2010 and that you have evaluated and recorded those adjustments.  Please tell us the periods to which the adjustments related and whether any adjustments materially affected amounts reported in your quarterly reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010.  If you recorded the adjustments only in the fourth quarter ended December 31, 2010, please explain why you believe the amount and the timing of the adjustments to be appropriate.

Response to Comment 12:

The adjustments as disclosed under Item 9A(b) were related to the whole year transactions. During each of the quarters ended in 2010, these adjustments did not have a material impact to the consolidated financial statements for each of the quarterly reports. At the end of the year ended December 31, 2010, the accumulated adjustment for the whole year of 2010 became a material weakness adjustments.

(d) Changes in Internal Control of over Financial Reporting, page 39

13.
We note your disclosure that “other than the material weaknesses noted above, there were no changes in the company’s internal control over financial reporting that occurred during the fiscal year covered by this Annual Report on Form 10-K.”  Your disclosure does not appear to clearly indicate that there were changes to your internal control over financial reporting.  Please note that Item 308(c) of Regulation S-K requires you to disclose any changes in your internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please revise future filings to comply.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Response to Comment 13:

We note the Staff’s comments. In future filings, we will clearly indicate that there were no changes to our internal control over financial reporting, or if any, disclose any changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements, page F-1

Statement of Cash Flows, F-6

14.
Tell us why the amounts reported for all periods in the captions “provision for (recovery of) account receivable” and “provision for inventory reserve” do not agree to the amounts presented in the roll-forward tables presented in Note 6 and Note 7 to your financial statements.  Please provide us with tables reconciling the amounts or explain why the amounts should be different.  Otherwise, with a view to revising the disclosure, please provide us a revised statement of cash flows that reports provisions for (recovery of) account receivable and provisions for inventory reserve that agrees to the respective amounts in Note 6 and Note 7 to your financial statements.

Response to Comment 14:

We noticed that the adjusting entries made for reporting period of fiscal year ended December 31, 2010 to reverse the separate allowance made at acquisition date for accounts receivable was incorrect.  The number we used to respond to the previous SEC comment letter was accurate.  Please see below for the revised Note 6:

Note 6 – Accounts receivable

Accounts receivable consisted of the following:
	December 31,	December 31,
	2010	2009

Accounts receivable	$93,392,999	$93,437,360
Less: allowance for bad debts	(7,493,667)	(114,475)
Accounts receivable, net	$85,899,332	$93,322,885

The following table consists of allowance for bad debts:

Allowance for bad debts at January 1, 2009	$153,155
Recovery of bad debts	(38,656)
Accounts receivable write off	-
Effect of foreign currency translation	(24)
Allowance for bad debts at December 31, 2009	114,475
Increase in allowance	7,686,302
Negative provisions for allowance	(233,660)
Accounts receivable write off	-
Effect of foreign currency translation	(73,450)
Allowance for bad debts at December 31, 2010	$7,493,667

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

The Cash Flow caption “provision for (recovery of) accounts receivable” should be named as caption “provision for accounts receivable and other receivables” since it also includes the bad debts expenses associated with other receivable. The difference between the cash flow statement amount of $7,205,988 and Note 6 amount of $7,452,642 ($7,686,302 of increase in allowance minus $(233,660) of negative provisions) was due to changes in provision for other receivable.

We noticed the provision for inventory reserve in the amount of $1,600,752 (additional reserves of $3,940,870 minus recovery of reserves of $2,340,118) in inventory roll-forward schedule (Note 7) in the previously filed annual report on Form 10-K differed from cash flow statement amount of $1,549,882 due to effect of foreign currency translation. In future filings, we will ensure that all effect of foreign currency translation is eliminated for presentation purposes.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, F-12

15.
We see from your response to our prior comment 3 that you sell to both distributors and non-distributors and that your distributors are entitled in a sales rebate for which you reduce the related revenues. However, we note no related discussion in your revenue recognition policy.

•
To the extent that your sales arrangements are different for your sales to distributors, resellers, and users, please revise this note in future filings to clearly describe the material terms of the arrangements and to disclose how these terms impact when you recognize revenues under these arrangements.  Clearly describe the details of any discounts, post shipment obligations, customer acceptance, credits, rebates, and price protection or other similar privileges under these arrangements.

•	Provide us with your proposed disclosure.
•	Tell us the amount of revenue for each product line broken out by distributors and non-distributors for each year presented.

Response to Comment 15:

The Company proposes the following disclosure to address Points 1 and 2 of the Staff’s comment.

Customers who purchase industrial rotary motors are divided into two major categories: distributors and non-distributors. Non-distributors consist of OEM users, traders and end users. Except for the annual sales target for distributors, the sales arrangements are the same with distributors and non-distributors.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Distributors are committed to annual purchase target and entitled to a sales rebate. The Company periodically provides incentive offers to its distributors to encourage purchases. Such offers include inducement offers (e.g., offers for future discounts subject to its annual purchase target), and other similar offers. Inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company’s historical experience for similar inducement offers. Inducement offers are presented as a net amount in “net sales.”

To address Point 3 of the Staff’s  comment, the Company provides the following table presenting the revenue breakdown by product line and by distributors and non-distributors in the fiscal year ended December 31, 2010 in comparison with the fiscal year ended December 31, 2009 and 2008.  Please note that the Company only uses distributors for selling its industrial rotary motor products.
	Revenues
Product Line	2010	2009	2008
Linear Motors and Related Systems	$76,334,053	$60,640,554	$49,785,537
Specialty Micro-Motors	60,766,922	40,231,091	34,195,658
Rotary Motors
Weihai
Distributor	20,070,644	21,261,683	9,224,337
Non-distributor	73,178,579	50,978,872	18,385,150
Xi’an
Distributor	32,515,996	8,970,779	NA
Non-distributor	155,948,811	35,097,904	NA
Others	7,666,245	6,053,511	9,229,620
Total	$426,481,250	$223,234,394	$120,820,302

Note 6. Accounts Receivable, page F-19

16.
Please provide us with a reconciliation, which illustrates how each caption in your allowance for bad debt roll-forward at December 31, 2009 as presented in your 2009 Form 10-K and 2010 Form 10-Qs was adjusted to reflect the amounts in each caption of your December 31, 2009 allowance for bad debt roll-forward as presented in your 2010 Form 10-K.  For each adjustment or reclassification, please explain where the offsetting entry was recorded in your financial statements and why that account was appropriate.

Response to Comment 16:

We have made appropriate revisions to reflect the reclassification of allowance for bad debt as of December 31, 2009 on Form 10-Q for the first quarter of 2011. Please also refer to our responses to Comment 14 and 23.
For the Simo Motor acquisition, the Company recorded acquired accounts receivables at the acquisition-date fair value. However, the fair value was disclosed on the Company’s annual report on Form 10-K for 2009 with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowance is not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, the Company made a reclassification as follows as of December 31, 2009. No financial statement captions were impacted as only net numbers were stated on the balance sheet.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

	December 31, 2009	Reclassification	December 31, 2009
			Revised
Accounts receivable	$97,302,153	$(3,864,793)	$93,437,360
Less: allowance for bad debts	(3,979,268)	3,864,793	(114,475)
Accounts receivable, net	$93,322,885	$-	$93,322,885

17.
As we note the amounts labeled “recovery of bad debts” appear to be reducing the allowance for doubtful accounts instead of increasing it, tell us whether the amounts represent negative provisions for losses, as opposed to the recovery of previously charged-off receivables being added back to the allowance.  If the latter, explain to us why the amounts reduced the allowance.  If the former, to avoid investor confusion, in future filings, including an amendments, please revise to use the caption “Negative provisions for losses”.  Further, please tell us the circumstances that resulted in the company recording negative provisions for losses in each year presented.

Response to Comment 17:

We have made appropriate changes and used the caption “Negative provision for losses” in the Company’s Quarterly Report on Form 10Q for the first quarter of 2011.

Note 7. Inventories, page F-19

18.
Please tell us how your accounting for inventory impairment is consistent with the Staff’s views expressed in SAB Topic 5-BB.  In particular, please explain the circumstances that resulted in your recording a recovery of inventory reserves in fiscal 2010 and explain why that would be consistent with US GAAP.

Response to Comment 18:

According to FASB ASC paragraph 330-10-35-1 (Inventory Topic), specifies that: “[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market.” At the end of each quarter, the Company compares the book cost of inventory to the market price to ensure that the inventory is recorded at lower of cost or market. Once inventory cost is written-down to the lower of cost or market, it is not marked up even if market price goes back up subsequently; the reduced amount is considered the cost for subsequent costing method. The recovery of reserve is a result of sale of previously written down inventory that is sold subsequently, and therefore, reducing the balance of inventory valuation allowance.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Note 9. Plant and Equipment, page F-20

19.
We note from your response to our prior comment 15 that you completed the construction of three production factories, the office building, the power station and one security station in October 2009 and that the interior of these buildings was completed in August 2010.  While you state that the depreciation of assets begins when the assets are placed in service, it is not clear from your response whether you have placed these facilities in service and have begun depreciating them.  Please clarify for us if these facilities have been placed in service and the date you placed these facilities in service.  As part of your response, please tell us how you considered October 2009, the date that the facilities were completed, and August 2010, the date that the interior and decoration of these facilities were completed, in determining the in service date of these assets.

Response to Comment 19:

a)           The Company’s general criteria to record the completion of its construction projects are: (i) when the constructions are completed and ready for use; (ii) the third parties who are responsible for the construction projects provide a document stating that the construction projects are completed; and/or (iii) the internal team who is responsible for the construction projects examines the constructions and signs off the projects.

b)           The construction of three production factories, the power station, one security station, and the office building, as well as the interior decoration of these buildings, except for a portion of the office building, were completed and ready for use in October 2009. Depreciation of these buildings, except for a portion of the office building which was not ready for use, began in November 2009.

c)           The interior construction and decoration of the remaining portion of the office building was completed and ready for use in August 2010, and depreciation began in September 2010.

20.
We note from your Form 10-Q for the quarterly period ended September 30, 2010 that at the end of that period production equipment was approximately $67.9 million and based on your disclosure in this note, production equipment has subsequently decreased at December 31, 2010 to approximately $45.6 million.  Please explain in detail the facts and circumstances that caused this significant decrease between those dates.  If you reclassified amounts from production equipment to advance on plant and equipment purchases between these two periods, please provide us with the amounts reclassified and explain your rationale in recording such a reclassification.  If applicable, for the amounts that you have reclassified from production equipment to advance on plant and equipment purchases, please explain if these amounts were being depreciated before the reclassification and if you continue to depreciate these assets after your reclassification.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Response to Comment 20:

At the Company’s annual audit, the auditors and management discovered that approximately $25.2 million of production equipment at Shanghai Tech Full that was paid for but had not been received as of December 31, 2010, was mistakenly recorded in production equipment. As a result, this amount was reclassified to advance on plant and equipment purchases. The depreciation associated with the reclassified fixed assets was reversed. The Company did not further depreciate these fixed assets after the reclassification.

21.
We note the disclosure at the bottom of page F-20, where you disclose construction in progress for building construction for the Weihai facility of $1,015,939 as of December 31, 2010.  Please explain in detail the facts and circumstances that caused this amount to change from the amount included in your response to our prior comment 15.

Response to Comment 21:

The amount provided in our previous response to the Staff’s prior comment 15 was not audited. At the Company’s annual audit, the auditors and management discovered that approximately $6.0 million of assets in the construction in progress were paid for but had not been received as of December 31, 2010. As a result, the amount was reclassified to advance on plant and equipment purchases as an audit adjustment.

Note 10. Advances on Non-Current Assets, page F-21

22.	We see that advances on non-current assets increased from $13.7 million at December 31, 2009 to $22.5 million at September 30, 2010 to $52.5 million at December 31, 1010.
•
Please explain in greater detail the nature of the advances, including a break down by major asset type, which occurred during fiscal 2010.  In particular, discuss the approximately $30 million in advances made during the fourth quarter of the year.

•
For each type of advance, provide details of when the advance was made, to which project it relates, the expected in-service date of the project, as well as when you plan to begin to depreciate the asset(s).

•
Tell us the criteria you use under GAAP when presenting these payments you made to vendors as advances on plant and equipment purchases, instead of assets included in the property and equipment caption of your balance sheet.

Response to Comment 22:

The following table sets forth a breakdown, by major asset type, of advances on non-current assets in 2010, along with their time of payment, related projects, and expected in-service and depreciation/amortization commencement dates.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Asset type	Amount	Time of payment	Related project	Expected in-service and depreciation / amortization commencement dates
Intangible assets	$3,645,361
Land use right (Shanghai)	$3,240,312	Multiple dates during 2008 and 2009	Land use by Shanghai Tech Full for plant construction	In service in the third quarter, 2011; amortization to begin the month following in-service date
Land use right (Weihai)	$405,049	Third quarter, 2010	Land use by Weihai Tech Full Simo for plant construction	In service in the fourth quarter, 2011; amortization to begin the month following in-service date
Plant and equipment	$48,830,831
Production equipment (Harbin)	$17,571,563	Second and third quarter, 2010	Addition to production equipment at Harbin Tech Full	Multiple in-service dates during 2011; depreciation to begin the month after each in-service dates
Production equipment (Shanghai)*	$25,246,487	Multiple dates during 2008 and second and third quarter, 2010	Addition to production equipment at Shanghai Tech Full	In-service by year end, 2011; depreciation to begin the month after each in-service dates
Plant construction (Weihai) **	$6,012,781	Second quarter, 2010	Plant construction at Weihai Tech Full Simo	In-service by year end, 2011; depreciation to begin the month following in-service date
Total	$52,476,192

*Initially recorded as fixed assets but reclassified to advance on non-current assets in the fourth quarter, 2010.

** Initially recorded as construction in progress but reclassified to advance on non-current assets in the fourth quarter, 2010.

The $29.9 million increase in advances on non-current assets during the fourth quarter of 2010 was due to

1.           a $0.4 million advance on land use right at Weihai Tech Full Simo,

2.	a $25.2 million advance on production equipment at Shanghai Tech Full Electric Co., Ltd., a PRC subsidiary of the Company (“Shanghai Tech Full”),

3.	a $6.0 million advance on non-current assets reclassified from previously recorded construction in progress at Weihai Tech Full Simo, and

4.	a $1.7 million decrease in advance on production equipment at Harbin Tech Full Electric Co., Ltd., a PRC subsidiary of the Company (“Harbin Tech Full”).

The audit adjustment was made based on AS 360, which stated that the amount recorded for property shall include all costs directly related to its acquisition, including expenditures incurred to place the property in usable condition for the purchaser.

Note 18. Business Combinations, page F-29

23.
We note from your response to our prior comment 13 that you have revised the notes to your financial statements to properly reflect the inventory and accounts receivable from the Simo Motor acquisition at the acquisition-date fair value without a separate valuation allowance in accordance with FASB ASC 805.  Given the significance of the reclassification you recorded, in future filings, including any amendments, when presenting this information or similar reclassifications, please expand this note to discuss the reclassifications you recorded, the amounts reclassified and the financial statement captions impacted, as well as your reasons for reclassifying the amounts.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

Response to Comment 23:

To address this comment, we have made appropriate revisions to Note 6 and Note 7 in the Company’s Quarterly Report on Form 10Q filed for the first quarter of 2011. We expanded these two notes to include the information requested. The new information included  in the Form 10Q for the first quarter of 2011 requested by the Staff’s comment was as follows:

Note 6 – Accounts receivable

For the Simo Motor acquisition, the Company recorded acquired accounts receivables at the acquisition-date fair value. However, the fair value was disclosed in the Company’s annual report on Form 10K for the year ended  2009 (“2009 Form 10-K”) with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowance is not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, the Company made a reclassification as follows as of December 31, 2009. No financial statement captions were impacted as only net numbers were stated on the balance sheet.

	December 31, 2009	Reclassification	December 31, 2009
			Revised
Accounts receivable	$97,302,153	$(3,864,793)	$93,437,360
Less: allowance for bad debts	(3,979,268)	3,864,793	(114,475)
Accounts receivable, net	$93,322,885	$-	$93,322,885

Note 7 – Inventories

For the Simo Motor acquisition, the Company recorded acquired inventory at the acquisition-date fair value. However, the fair value was disclosed in the Company’s 2009 Form 10-K  with the original book value, reduced by a separate valuation allowance. Based on accounting guidance related to Business Combination, Paragraphs 805-20-30-1, a separate valuation allowances are not recognized for assets that are recorded at fair value at the acquisition date. Topic 805 requires assets, which include receivables and loans, to be measured at their acquisition-date fair value without a separate valuation allowance. As a result, the Company made a reclassification as follows as of December 31, 2009. No financial statement captions were impacted as only net numbers were stated on the balance sheet.

Julie Sherman
U.S. Securities and Exchange Commission
June 10, 2011

	December 31, 2009	Reclassification	December 31, 2009
			Revised
Raw and packing materials	$11,826,804	$(2,903,706)	$8,923,098
Work in process	28,434,522	(3,258,327)	25,176,195
Finished goods	25,471,544	(2,024,219)	23,447,325
Finished goods – consignment	18,077,870	-	18,077,870
Inventory valuation allowance	(8,896,863)	8,186,252	$(710,611)
Total inventory, net	$74,913,877	$-	$74,913,877

Note 19. Commitments and Contingencies, page F-31

Guarantee of Third-Party Indebtedness – No Liability is Recorded, page F-32

24.
We note from your disclosure herein that you provide guarantees to various third parties.  We also noted from your disclosure on page 12 that the CDB Agreement limits your ability to give guarantees or indemnities as part of the covenants.  Please tell us how these guarantees affect your compliance with the CDB covenants and revise your liquidity discussion in MD&A in future filings to disclose whether you are in compliance with your debt covenants.

Response to Comment 24:

These guarantees disclosed under this section do not affect our compliance with the CDB covenants as these guarantees existed at the time the CDB agreement was signed and CDB was aware of these guarantees provided to third parties. Our understanding is that under this agreement with CDB, the Company is limited in its ability to give new guarantees or indemnities as part of the covenants. To address this comment, in our quarterly report on Form 10-Q for the three months ended March 31, 2011, we disclosed under “Liquidity and Capital Resources” section in MD&A that the Company has maintained compliance with the covenants pursuant to the CDB Agreement.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Very truly yours,

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board